SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 2, 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(+55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001 -70
BOARD OF TRADE 53.3.0000581 -8
PUBLICLY HELD COMPANY

Minutes of the Ordinary and Extraordinary General Shareholders’ Meeting,
Held on April 28th, 2006

(Minutes drawn up in summarized form,
pursuant to § 1st of article 130 of Law 6,404/76)

Date, time and place:

On the 28th of April, 2006, at 10:00 a.m., at the headquarters of Brasil Telecom Participações S.A. (“Company”) in the city of Brasilia - DF, at SIA SUL, ASP, Lote D, Bloco B.

Summons:

Summons notice published pursuant to the provisions of article 124 of Law 6,404/76 in the following newspapers: “Correio Braziliense”, “Valor Econômico” and “Diário Oficial da União” (Federal Gazzette), in the editions of March 29, 30 and 31st, 2006, respectively. Pursuant to article 131, sole paragraph, of Law 6,404, of December 15th, 1976, the Ordinary and the Extraordinary Shareholders’ General Meeting were held simultaneously.

Presence:

Shareholders representing the majority of the Company’s voting capital were present, according to registrations and signatures existent in the Book of Registration of Shareholders Present. Company’s representative, Mr. Ricardo Florence dos Santos, Fiscal Council’s representative, Mr. José Arthur Escodro, and KPMG Auditores Independentes’ representative, Mr. Marcelo Luiz Ferreira, were also present.

Meeting’s Board:

Once the legal quorum was confirmed, and pursuant to the provisions of article 16 of the Company’s Bylaws, as per the resolution of the shareholders representing the majority of the Company’s voting capital, the meeting was instituted and Messrs. Darwin Corrêa and Filipe Laudo de Camargo were elected to preside over the meeting and act as secretary, respectively.

Day’s Agenda:

Ordinary General Shareholders’ Meeting

(1) Take the Managers Accounts, examine, discuss and vote the Financial Statements and the Management Report, related to the fiscal year ended on December 31, 2005;
(2) Make a resolution on the proposal for the civil responsibility lawsuit, in compliance with Law 6,404/76;
(3) Make a resolution regarding the destination for the net income of the fiscal year and the distribution of dividends;
(4) Elect the effective and alternate members of the Fiscal Council, setting the individual remuneration of its members; and
(5) Elect the effective and alternate members of the Board of Directors due to the vacancy of the aforementioned positions, to complete the mandates.

Extraordinary General Shareholders’ Meeting

(1) Set the global amount for the compensation of the Company’s Management;
(2) Make a resolution on the proposal for the civil responsibility lawsuit, in compliance with Law 6,404/76, regarding the management’s acts which happened in fiscal years previous to 2005;

Resolutions

As per the President’s proposal, the shareholders attending the meeting resolved, by unanimity, that the minutes in connection with this Ordinary and Extraordinary General Shareholders’ Meeting be drafted in summarized form, as well that they be published without the signatures of the shareholders that were present thereat, pursuant to article 130 of Law 6,404/76.

Also by unanimity, the reading of the matters included in the day’s agenda was excused.

Subsequently, the President registered the receipt of the following documents: Minutes of Zain Participações S.A.’s Extraordinary Shareholders’ General Meeting, Minutes of Invitel S.A.’s Shareholders Prior Meeting and Minutes of Brasil Telecom Participações S.A.’s Shareholders Prior Meeting, all of which held on 04/27/2006, which are filed at the Company’s headquarters (Docs. 01 to 03), which contain vote instructions to be followed in this conclave by the shareholders bound thereto, pursuant to article 118 of Law 6,404/76.

Prior to the resolutions on the matters included in the day’s agenda, the shareholder Telecom Italia International N.V. submitted an opinion (Doc. 04), which was replied by the shareholder Solpart Participações S.A. (Doc. 05).

Ordinary and the Extraordinary Shareholders’ General Meeting:

Mr. President proposed that items 1 and 2 of the Ordinary General Meeting and item 2 of the Extraordinary General Meeting were decided together, which were approved by the present shareholders representing the majority of the Company’s voting capital.

Regarding item 1 of the day’s agenda of the Ordinary Shareholders’ General Meeting, taking into consideration the Senior Management’s proposal, the opinion of the Board of Directors, the report of the Fiscal Council and the report of the independent auditor, shareholder Solpart Participações S.A. (“SOLPART”)’s proposal was approved, in the sense of approving the Financial Statements, the Management Report and the Senior Management’s accounts of BTP, with the express reservations (rejection) regarding the former management’s acts, relating to the period between January 1st and September 30, 2005, as justified in SOLPART’s vote (Doc. 06). The shareholders Citigroup Venture Capital International Brazil, L.P. (“CVC Fund”), Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (“Previ”), Investidores Institucionais Fundo de Investimentos em Ações (“IIFIA”) voted alongside SOLPART, with the abstention of the shareholder Telecom Itália, which submitted a vote in separate (Doc.07). It is still registered the abstention of the shareholders signers of the attached voting manifestation (Doc. 08).

Regarding items 2 of the day’s agenda of the Ordinary Shareholders’ General Meeting and the Extraordinary Shareholders’ General Meeting, taking into consideration the Senior Management’s proposal, the opinion of the Board of Directors, and the provisions of Law 6,404/76, shareholder SOLPART’s proposal was approved, by the shareholders representing the majority of the Company’s voting capital, according to vote rendered (Doc. 06) for the proposal of: (i) civil responsibility lawsuits against BTP’s former managers, in connection with the management acts practiced along 2005 fiscal year and in previous fiscal years, as well as (ii) other lawsuits grounded on facts reported to the Comissão de Valores Mobiliários – CVM (Brazilian Securities and Exchange Commission) in the claim (representação) filed on December 12, 2005 and further amendments thereto, in view of the available elements and analysis of their relevance against the former managers involved in the illicit acts, without prejudice to holding the beneficiaries of those acts liable, as it may be determined by the current Senior Management. Within the same voting, it was approved that BTP is authorized to: (a) take any applicable measures, including preparatory measures, for the filing of the civil responsibility lawsuits indicated above, hereby being also ratified, for all the legal purposes, any other acts in addition to those acts already practiced for the protection and furtherance of BTP’s rights and interests; (b) postpone or suspend the filing of any of the civil responsibility lawsuits against its former managers, if that measure is duly justified, including as a result of procedure strategy, as the best way to meet the corporate interests, without prejudice to the provisions of § 3 of article 159 of Law 6,404/76, and other applicable legal provisions. In addition, it was approved by the shareholders representing the majority of the Company’s voting capital that any transactions, either judicial or non-judicial, involving the facts and the actions hereby approved, shall depend on the express opinion of the Board of Directors and the prior approval of the General Meeting, without prejudice to the other necessary approvals, pursuant to the law and the Bylaws, under penalty of nullity and liability of the managers involved.

Shareholders Previ, Funcef and IIFIA voted alongside SOLPART, being registered the opposite vote and abstentions of shareholder Telecom Itália (Doc. 09).

Following those resolutions, Mr. President put into discussion the other matters included in the day’s agenda of the conclave, and the following was approved by the shareholders representing the majority of the Company’s voting capital:

Ordinary Shareholders’ General Meeting:

Regarding to item 3 of the day’s agenda, the Senior Management’s proposal for Destination of Net Earnings and the Dividends Distribution of BTP, in connection with the fiscal year ended on December 31st, 2005 (Doc. 10), with the abstention of the shareholder Telecom Italia and the abstention of the signers of the attached manifestation (Doc. 08).

Regarding respect to item 4 of the day’s agenda, the shareholder SOLPART appointed and elected as members of the Fiscal Council, with term of office until the Ordinary Shareholders’ General Meeting to be held in 2007, the following persons: Messrs. José Arthur Escodro, Brazilian, married, accountant, bearer of the identity card CRC/SP 1SP095428/o-2, enrolled with the Federal Revenue Service under CPF/MF 712,687,408-10, resident and domicilied in the city of São Paulo, state of São Paulo, at Rua Pedro de Toledo, nº 980, 12º andar, conjunto 123; Fábio Takyi Sekiguchi, Brazilian, single, engineer, bearer of the identity card SSP/SP 25,622,702-0, enrolled with the Federal Revenue Service under CPF/MF 272,818,148-95, domiciled in the city and state São Paulo, at Av. Brigadeiro Faria Lima, nº 2055 – 15º andar; and Rosalia Maria Tereza Sergi Agati Camello, Brazilian, married, lawyer, bearer of the identity card RG 9,423,063-8, enrolled with the Federal Revenue Service under CPF/MF 306,200,581-53, resident and domiciled in the city and state of Rio de Janeiro, at Rua Ministro Afrânio Costa, Bloco 6, casa 1, for the positions of effective members of the Fiscal Council, and as their respective alternate members, Messrs. Hiram Bandeira Pagano Filho, Brazilian, single, lawyer, bearer of the identity card OAB/RJ 121,648, enrolled with the Federal Revenue Service under CPF/MF 085,074,717-14, domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, at Av. Presidente Wilson, nº 231, salas 403 and 404; Marcel Cecchi Vieira, Brazilian, married, engineer, bearer of the identity card SSP/SP 20,536,675-5 and enrolled with the Federal Revenue Service under CPF/MF 143,917,738-48, domiciled in city and state of São Paulo, at Av. Brigadeiro Faria Lima, nº 2055 – 15º andar, and Klítia Valeska Bicalho, Brazilian, married, engineer, bearer of the identity card CREA/ES 5,060-D, enrolled with the Federal Revenue Service under CPF/MF 986,583,017-53, resident and domiciled in the city and state of Rio de Janeiro, at Rua Francisco Otaviano, nº 92, apto 202, all. The proposal of fixing the individual remuneration of the members of the Fiscal Council in R$8,500.00 (eight thousand and five hundred reais) was approved. The shareholders Previ, Funcef, Fundo CVC and IIFIA voted alongside SOLPART. It is still registered the opposite vote of shareholder Franklin Templeton Inv Funds and the abstention of shareholder Telecom Itália and all other shareholders who sign the attached vote manifestation (Doc. 08).

Mr. President granted the holders of preferred shares with no voting rights and minority shareholders the right to elect, through a separate voting, an effective member and the respective alternate member of the Fiscal Council, in compliance with article 161, §4°, item “a”, of Law 6,404/76. However, there were no proposals or vote manifestations regarding this matter.

Finally, Mr. President put item 5 of the day’s agenda to the vote. The shareholder SOLPART appointed and voted for the election, in order to complete the term of office, Messrs. Ricardo Ferraz Torres, Brazilian, single, bank clerk, bearer of the identity card RG 054,235,00-7 IFP/RJ, enrolled with the Federal Revenue Service under CPF/MF 000,699,217-09, with address in the city and state of Rio de Janeiro, at Praia de Botafogo, 501, 3º e 4º andares, for the position of effective member of the Board of Directors, by virtue of the resignation of Mr. Fábio de Oliveira Moser, and José Luiz Rodrigues, Brazilian, married, accountant, bearer of the identity card CRC/DF 012861/0-1, enrolled with the Federal Revenue Service under CPF/MF 524,231,588-15, domiciled in the city of Brasília, Federal District, at SHIS Quadra 14, conjunto

09, casa 02, as an alternate member of the referred Board for Kevin Michael Altit, and Mrs. Mariana Sarmento Meneghetti, Brazilian, married, lawyer, bearer of the identity card IFP/RJ 10,683,313-0, enrolled with the Federal Revenue Service under CPF/MF 069,991,807-33, domiciled in the city and state of Rio de Janeiro, at Rua Lauro Muller, nº 116, sala 2201 (parte), as alternate member of the referred Board, as a result of the resignation of Mr. Marcel Cecchi Vieira. Mr. President registered the receipt of the résumé of the board members hereby elected and of the other pertinent documents. The shareholders Previ, Funcef, Fundo CVC and IIFIA voted alongside SOLPART. It is still registered the abstention of shareholder Telecom Itália and all other shareholders who sign the attached vote manifestation (Doc. 08) .

Extraordinary Shareholders’ General Meeting:

Regarding item 1 of the day’s agenda, the shareholders representing the majority of the Company’s voting capital, resolved to approve, in compliance with article 152 of Law 6,404/76, the net global remuneration of the Managers in the amount of R$ 2,300,000.00 (two million three hundred thousand reais), subject to the following criteria: i) wages, benefits, allowances (ajudas de custo) and bonuses of the Senior Management, resignation bonuses, severance payments, labor charges, and hiring of executives; ii) Granting of Stock Options Plan are excluded from the global amount.

Shareholders Previ, Funcef, Fundo CVC and IIFIA voted alongside SOLPART. It is still registered the opposite vote from shareholder Franklin Templeton Inv Funds, the abstention of Telecom Itália and all other shareholders in the attached vote manifestation (Doc. 08).

Information to the Shareholders:

The Company informed that the publications provided for in Law 6,404/76 will be made in the following newspapers: “Correio Braziliense”, “Valor Econômico” and “Diário Oficial da União” (Federal Gazette).

Closing:

With nothing further to be discussed, the meeting was closed and these Minutes were drafted and, once read were approved by the shareholders who formed the quorum required for the approval of the resolutions made above.

(We certify that these Minutes are a true copy of the Minutes drawn up in the Company’s proper book)

Brasília, April 28, 2006.

Darwin Corrêa	Filipe Laudo de Camargo
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer